QUEST CAPITAL CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2007

DATED:  March 14, 2008

TABLE OF CONTENTS

PRELIMINARY NOTES
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
DESCRIPTION OF BUSINESS
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION

SCHEDULE A – Corporate Organizational Chart
SCHEDULE B – Audit Committee Charter
SCHEDULE C – Code of Conduct

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Quest Capital Corp. and its subsidiaries are referred to as "Quest" or the “Company”.  All information contained herein is presented as at December 31, 2007, unless otherwise stated.

Canadian Generally Accepted Accounting Principles

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2007.  The audited consolidated financial statements and MD&A are available under the Company’s profile on the SEDAR website at www.sedar.com.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  These statements appear in a number of places in this AIF and include statements regarding our intent, beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this AIF, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results.

To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.

Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Material risk factors which could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	changes in general economic or industry specific conditions;

•	general declines in the value of real estate;

•	changes in Quest's ability to realize on security granted by borrowers in respect of loans which default;

•	changes in the rates of default of Quest's borrowers;

•	changes in Quest's ability to reinvest cash, as its current loans become due, in loans that are on similar or more favourable terms than its current loans;

•	changes in Quest's ability to identify creditworthy loan candidates;

•	changes in Quest’s ability to manage its credit risk;

•	changes in Quest's ability to attract and retain key management and personnel;

•	changes in applicable regulatory requirements and regimes;

•	interest rate fluctuations;

•	geographic concentration of loan portfolio in Western Canada;

•	the impact of competition; and

•	other risk factors including, but not limited to, those under "Risk Factors" in this AIF.

Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

Quest Capital Corp. (“Quest” or the "Company") was incorporated on October 27, 1980 under the name “Viceroy Petroleums Ltd.” pursuant to the laws of the Province of British Columbia.  On April 6, 1984, Quest amalgamated with B&B Resource Inc. which was incorporated pursuant to the laws of the Province of British Columbia.  The amalgamated company continued its operations as “Viceroy Resource Corporation”.  On June 30, 2003, Quest completed a reorganization by way of a statutory plan of arrangement.

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which  had previously governed the Company.  The New Act removed many of the restrictions contained in the former Act, including restrictions on the residency of directors and the location of annual general meetings and limits on authorized share capital.   The New Act also used new forms and terminology.  Effective May 17, 2004, the Company completed a mandatory transition rollover under the New Act and substituted a Notice of Articles for its Memorandum.

At its annual and special general meeting held on June 16, 2004, the Company’s shareholders approved the removal of certain provisions that applied to the Company relating to restrictions in the former Act and were no longer required under the New Act.  In addition, the shareholders approved new articles (the “New Articles”) to make the Company’s charter documents consistent with the New Act. As permitted by the New Act, these altered the authorized capital of the Company from 500,000,000 Class A Subordinate Voting Shares, 500,000,000 Class B Variable Multiple Voting Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares to an unlimited number of Class A Voting Shares, Class B Voting Shares, First Preferred Shares and Second Preferred Shares, all without par value.  These changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles to Quest on June 21, 2004.

Effective October 8, 2004, the Company completed the conversion of its Class B Voting Shares to Class A Voting Shares on the basis of 1.25 Class A Shares for each Class B Voting Share held. Effective April 19, 2005, the Class B Voting Shares were cancelled and the designation of the Class A Voting Shares was changed to Common Shares. Effective December 31, 2006, Quest completed a vertical amalgamation with its wholly-owned subsidiary, Quest Mortgage Corp. (“Quest Mortgage”).

At its annual and special general meeting held on April 30, 2007, the shareholders of the Company approved its continuance under the Canada Business Corporations Act (the “CBCA”) and on August 22, 2007, Quest was continued under the CBCA.

The registered office of Quest is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. Its principal office is located at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia V6C 2B5.  Quest also has offices at 77 King Street West, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1 and 200 Barclay Parade Southwest, Suite 227, Calgary, Alberta T2P 4R5.

Intercorporate Relationships

The subsidiaries of Quest, together with their respective jurisdictions of incorporation and the ownership interests for each subsidiary, are set out in Schedule "A" attached hereto.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview

Quest is a public company listed on the Toronto Stock Exchange (“TSX”) in Canada, the American Stock Exchange (“AMEX”) in the United States of America and the Alternative Investment Market of the London Stock Exchange (“AIM”) in the United Kingdom.

In December 2007, Quest reorganized its business, assets and operations to operate so as to qualify continually, as of January, 2008, as a MIC (please refer to “Description of Business – General” below for additional details about MICs).

Throughout 2007, the Company also provided a range of services including the raising of capital for public companies and companies planning to go public, consulting, management and administrative services through its then wholly-owned subsidiaries, Quest Management Corp. (“Quest Management”) and Quest Securities Corporation (“Quest Securities”). For additional details on the divestiture of these services, please refer to “Significant Acquisitions and Dispositions” below.

Since 2005, Quest has experienced a decline in the number of loans it has made and has outstanding to companies in the resources sector as a result of strong commodity markets and such companies being able to raise equity rather than needing to borrow funds to meet their cash requirements.

Castle Mountain Property

Quest continues to own indirectly a 75% interest in the Castle Mountain property, located in California.  The Castle Mountain property was a year round, open pit heap leach gold mine that started mining operations in 1990.  In 2001, mining at the Castle Mountain property ceased.  In 2006, Quest completed reclamation of its Castle Mountain property, other than long-term monitoring and maintenance.  A segregated reclamation bank account has been setup to fund the long term monitoring and maintenance costs associated with the Castle Mountain Property. The 75% Castle Mountain interest is held by Viceroy Gold Corporation, a Delaware corporation (“Viceroy Gold”).  Viceroy Gold is 100% owned by Viceroy Capital Corp., a Nova Scotia corporation, (“Viceroy Capital”), which in turn is 100% owned by the Company.  Viceroy Capital was established in December 2007 to hold Quest’s interest in Viceroy Gold, as part of its conversion to qualify it to operate as a MIC.

Significant Acquisitions and Dispositions

Quest previously held interests in Quest Management, Quest Securities and the Brewery Creek Property, a mineral property, which it disposed of during the past three years:

Quest Management Corp.

Prior to its conversion to a MIC as of January 1, 2008, the Company divested certain of its assets and operations. On December 31, 2007, Quest sold Quest Management for $275,000 to certain officers and directors of Quest. The sale of Quest Management was approved by a valuation committee of the Company’s Board of directors comprised of three independent directors. Quest Management provided a range of consulting, administrative, management and related services to client companies.  Quest Management clients typically included public and private companies in the mining and oil and gas sectors.  Quest Management derived income through management fees it charges to its clients for its services.  Quest Management's duties typically included assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements.  The directors and officers of each client company remained responsible for the operations of their company.

Quest Securities Corporation

As in the case of Quest Management, on December 31, 2007, Quest sold Quest Securities for $100,000 to certain directors of Quest.  The sale of Quest Securities was approved by a valuation committee of the Company’s Board of directors comprised of three independent directors. Quest Securities provided corporate finance services in return for fees.  Quest Securities is registered as a Limited Market Dealer in the Province of Ontario and earns finder’s fees and commissions upon the completion of private placements.  Fees and commissions were paid in the form of cash or in equity securities, including common shares and share purchase warrants.

Brewery Creek Property

On March 15, 2005, Quest sold its 100% interest in the Brewery Creek property, located in the Yukon Territory.  The Brewery Creek property was a seasonally operated open pit heap leach gold mine that started mining operations in 1995.  In 2001, mining operations at the Brewery Creek property ceased.  Since the cessation of mining in 2001 and to the date of sale, Quest had conducted reclamation and closure activities. The Brewery Creek property was sold to Alexco Resource Corp. (“Alexco”) in consideration for $1,800,000, payable in Alexco common shares.  Pursuant to the purchase and sale agreement, Alexco assumed all of the obligations of Quest Mortgage, a wholly-owned subsidiary of Quest, in respect of the property and all existing material contracts and agreed to indemnify Quest Mortgage in respect of all claims associated with the property and all existing material contracts.  In consideration thereof, Alexco received $2,500,000 of a $5,000,000 security bond previously posted with the Yukon Territorial Government.  The remaining $2,500,000 security bond was released to Quest Mortgage at closing.

DESCRIPTION OF BUSINESS
General

Quest’s primary focus is to provide real estate mortgage financings in Canada.  Quest’s borrowers include owners of multi-unit residential buildings, land and commercial properties.  By providing its borrowers with quick response times, Quest has developed a strong foundation of repeat borrowers.  Quest’s objective is to become Canada’s largest MIC in terms of market capitalization, value of loans generated and profitability.

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a MIC for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada) (the “Tax Act”). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares. A MIC is only permitted to lend on properties collateralized by Canadian real estate properties.

Quest generates revenues through interest it receives on its loan portfolio.  Quest’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid, and the nature and credit quality of its loan portfolio, including the quality of the collateral security.

In addition up until December 31, 2007, Quest received fees from its corporate finance activities and its management and administrative services.  These fees depended upon the number and dollar amount of the transactions in which the Company participated.  Details of the Company’s revenue for the last three years are disclosed in its MD&A for the year ended December 31, 2007.

Lending Business

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s strategy is to develop a diversified portfolio of real estate loans in order to maximize returns within an acceptable level of risk tolerance.  At December 31, 2007, its loan portfolio was comprised of 94% real estate mortgages and 6% in resource and other sectors.  At December 31, 2007, the properties comprising its real estate mortgages were geographically located as follows: 58% in British Columbia, 34% in Alberta, 6% in Ontario and 2% in other jurisdictions. At December 31, 2007, 93% were first mortgages and 7% were second mortgages.  As at December 31, 2007, the Company’s loan portfolio consisted of 55 loans.  The Company is currently registered as a mortgage broker under the Mortgage Brokers Act (British Columbia).

With Quest’s reorganization to operate as a MIC, the number of bridge loans Quest provides will significantly decrease.  Further, given its increased concentration on real estate lending, Quest is reviewing the viability of its bridge lending activities.

Real Estate Loans

The general characteristics of the real estate loans that comprise Quest’s current loan portfolio may be described as follows:

Borrowers

The borrowers are typically private companies or high net worth individuals located in Canada.

Purposes of the Real Estate Loans

The loan funds are typically advanced to private companies and high net worth individuals who require such funds on a relatively short term basis for the acquisition and re-financing of properties.

Principal Amounts

The principal amounts of the mortgages vary, but are typically in the range of $500,000 to $35,000,000.  The Company’s current practice is to consider the syndication of real estate loans to generate additional fees and reduce Quest’s exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is considered acceptable to Quest.  This risk exposure is determined on a loan by loan basis.

Interest

Quest’s real estate loans currently bear interest at rates in the range of 9% - 15% per annum.  Interest rates will vary depending on the risk exposure to Quest in advancing the loan and prevailing rates for real estate loans at the time of negotiation and advance of the loans.

Commitment Fees

Quest typically earns a commitment fee in the range of 1% to 2% of the principal amount of the real estate loan advanced to the borrower which is paid to Quest as consideration for the advance of the loan.

Maturity Dates

The terms of real estate loans are typically in the range of six months to 24 months.

Security

Real estate loans are generally secured by first or second priority mortgages against real estate assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan.  Real estate assets are exclusively located in Canada.  The Company generally provides real estate mortgages to a maximum of 75% of the value of the security. Additional security such as guarantees, general security agreements and assignments of rents or sale agreements may also be taken.  The specific nature of the security granted by each borrower is largely dependent on the value of the real estate assets pledged as security, their value in relation to the loan and the nature of the business and asset base of the borrower.  The Company provides for loan losses on a specific loan basis.

Syndication of Loans

Quest, through QC Services Inc. (a wholly owned subsidiary of the Company), also engages in the syndication of loans where deemed appropriate by its management, on a pari passu basis, pursuant to which QC Services Inc. receives fees.  Quest may syndicate a portion of a loan where the amount to be borrowed by the borrower represents a risk exposure than that which is acceptable to Quest.  Syndication serves to diversify the risk exposure of the Company’s loan portfolio and as a source of additional revenue.  In the event that Quest syndicates a loan, it may earn a fee that is payable by the syndicate participants.  Quest’s fee on syndication of loans typically equals 10% of interest payable by the borrower and any bonus or commitment fee payable by the borrower in connection with the amount of the loan that is syndicated.

Loan Guidelines

Quest employs a disciplined analytical approach in assessing whether to proceed with the advance of any specific loan.  Quest’s lending activities are governed by capital preservation, income generation and liquidity considerations.  This approach includes among other things: analyzing credit risk, the market value of the underlying security, location, exit strategy, the borrower’s business plan, the borrower’s development experience and the income generated by the particular property.

Continuing Reclamation Activities

Quest has completed reclamation obligations at its indirectly 75% owned Castle Mountain property, other than long-term monitoring and maintenance. The 75% Castle Mountain interest is held by Viceroy Gold.  Viceroy Gold is 100% owned by Viceroy Capital which in turn is 100% owned by the Company.  Viceroy Capital was established in December 2007 to hold Quest’s interest in Viceroy Gold, as part of its conversion to qualify it to operate as a MIC.

Competitive Conditions

Quest carries out lending activities on a national basis with the majority of its loans being located in British Columbia, Alberta and, to a lesser extent, Ontario.  Quest’s competition includes smaller mortgage lending institutions and high net worth investors.

Notwithstanding the above, management believes that Quest is well positioned to compete in these markets. By providing its borrowers with quick response times, Quest has developed a strong foundation of repeat borrowers.  Generally, Quest is currently experiencing lower loan to value ratios and higher yields.

Employees

As at December 31, 2007, Quest had a total of 21 employees, with three additional employees being added subsequent to year end.  Quest is managed by a small experienced team of individuals who have a strong background in lending and real estate.

RISK FACTORS

Quest faces risks in executing its business plan and achieving revenues.  In particular, the following risk factors should be considered.  If any of these risks occur, Quest’s business operating results and financial condition could be seriously harmed.  It should be noted that this list is not exhaustive and that other risk factors may apply.

Loan Portfolio

The nature and credit quality of Quest’s loan portfolio, including the quality of the collateral security that it obtains, will impact upon its asset base and the return it is able to generate.  In Quest’s loan selection process, it targets certain types of real estate properties.  There can be no assurance that the nature of the security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact the value of Quest’s loan portfolio and the market value of its shares.

Investment Concentration

As at December 31, 2007, Quest’s loan portfolio consisted primarily of real estate loans.  As a result, the Company is subject to the risks inherent in the ownership of, or lending secured by, real estate in general, fluctuations in real estate/credit market conditions, occupancy and rental rates, the ability to achieve economic rental rates or sales prices, the supply of and demand for real estate, changes in interest rates and the availability, cost and other terms related to the financing or refinancing of specific properties.  A general decline in the value of real estate in those markets where Quest holds mortgage security could increase the default rate on Quest’s real estate loans and/or diminish the value of the security for such loans, which would have a material adverse effect on Quest’s business, operations and financial results.  Currently over 50% of Quest’s loan portfolio is secured by land held for redevelopment.  A slow down in the construction market would have an adverse impact on loan to value.  Quest’s loan portfolio is primarily geographically located in Western Canada and depending on the strength of the Western Canadian economy.  A slow down in the Western Canadian economy would have an adverse impact.

Default of Repayment Obligations by Borrowers

Quest generally makes loans to private companies and high net worth individuals.  In the event of a default by a borrower, there can be no assurance that Quest will be able to secure repayment of the principal amount or interest accruing under the loan.  If Quest cannot realize on outstanding loans due to default by its borrowers, its financial condition and operating results will be adversely impacted.

Inability to Realize on Security Granted By Borrowers of a Defaulted Loan

Quest obtains security for all of its loans.  This security may be in a variety of forms including real estate mortgages, general security agreements, assignments of interests in property, pledges of shares and personal guarantees.  In addition, if Quest is required to enforce its security, it may incur significant expenses of sale, including legal and other expenses.  There is no assurance that the net proceeds obtained from the enforcement of any security held by Quest will be sufficient to recover the outstanding principal and accrued interest due under the relevant loan. If Quest suffers a shortfall, then its financial condition and operating results will be adversely impacted.

Decline in the Value of Real Estate Assets

Quest’s real estate loans are secured by first and second mortgages against real estate assets.  If the real estate assets against which Quest holds security decline in value, then it may not be able to recover the amount of all of the outstanding loans plus expenses in the event of a default of a lender.  If Quest is unable to realize on real estate assets to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then its financial condition and operating results will be adversely impacted.

Dependence on Key Personnel

Quest relies heavily on its management to identify candidates for loans and to negotiate, manage and administer loan agreements.  Management has decades of collective lending experience in the real estate markets, primarily in the Canadian lending/credit market.  If Quest loses any members of its management team for any reason, its ability to identify qualified candidates for loans and to negotiate, manage and administer loan agreements may be adversely impacted.

Interest Rate Fluctuations

Decreases in prevailing interest rates may reduce the interest rates that Quest is able to charge borrowers.  Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan.  Accordingly, fluctuations in interest rates may adversely impact Quest’s profitability.

Syndication of Loans

Quest has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio and to generate syndication fees.  This also affords Quest the opportunity to participate in transactions in which it otherwise would not be able to participate.  No assurance can be given that such existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them uneconomic.  Furthermore, there can be no assurance that Quest will be able to enter into such relationships in the future. The inability to do so may adversely affect its ability to continue to service existing and prospective clients.

Ability to Manage Growth

The size of Quest’s loan portfolio has grown rapidly since it began to expand its lending business in 2002. Quest intends to continue to expand the size of its loan portfolio.  In order to effectively deploy its capital and monitor its loans in the future, the Company will need to engage additional personnel and augment, improve or replace existing systems and controls.  As a result, there can be no assurance that Quest will be able to manage effectively its growth. If it is unable to do so, Quest’s business and operating or financial results could be adversely impacted.

Ability to Identify and Assess Successful Candidates For Loans

Quest relies on its management to assess properly and identify qualified candidates for loans.  Management undertakes an analysis of the fundamental business characteristics of all prospective borrowers. Management researches factors that affect the credit risk of the borrower and the ability of the borrower to repay the loan.  If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then Quest's loans and revenues may be at greater risk than estimated by management with the result that its financial condition and operating results may be adversely impacted.

Inability to Reinvest its Assets in Real Estate Loans

Quest’s real estate loans are generally of terms ranging from 6 to 24 months.  Quest’s current loan portfolio will therefore mature during its current fiscal year and next fiscal year.  There is no assurance that Quest will be able to reinvest cash in loans that are on equal or more favourable terms, including interest rates and bonuses, as its current loans become due and are reinvested.  The inability of Quest to secure substantially all equivalent or more favourable terms may cause its revenues to decline.

Client Relationships

The ability of Quest to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of the clients.  Quest’s ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to respond in a timely and cost-effective manner to innovative products and services offered by competitors.

Competition

There are a limited number of borrowers who will meet the criteria that Quest required for its advance of loans.  The Canadian market is currently competitive and both large and small competitors are expected to continue to enter market sectors competing with Quest and some of those competitors may have wider networks and resources, more capital and be better known or have more established operating histories than we do.  Due to these factors, there is a risk that competition will impact on the interest rate that Quest is able to charge borrowers and on the bonus or commitment fee that it is able to earn as consideration for the advance of any loan.  There can be no assurance that Quest will be able to compete effectively and retain existing clients or attract and retain new clients.  Accordingly, competition may adversely impact on Quest’s ability to achieve anticipated revenues and may cause its operating results to be adversely impacted.

Environmental Risk Relating to Lending Business

In exchange for the loans it makes, the Company takes security, often in the form of real estate mortgages. If environmental issues were to arise where Quest is deemed to be in possession or acquires ownership of the property, Quest may be liable for remediation costs.

Regulatory Risk

Quest is required to comply with applicable regulations. Any actual or perceived failure to comply with all applicable regulations may adversely affect Quest’s business, financial conditions and results.

MIC Qualification

As of January 1, 2008, Quest qualified as a MIC.  In order to maintain its MIC status for Canadian incomes tax purposes it is required to comply on a continuing basis at all times.  There is a risk that Quest may not continually satisfy all requirements with the result that dividend payments would not be deductible and as a result its earnings could be subject to corporate income taxes.

Change in Environmental Laws and Regulations

Environmental laws and regulations are continually evolving in the region where the Castle Mountain property is located.  Quest’s policy is to manage operations using best available practices and to continually monitor compliance with local laws and permits.  There is a risk that environmental laws and regulations may change and increase reclamation costs.

Increase in Costs Versus Cost Estimates to Complete Remaining Reclamation Obligations

Quest has completed its reclamation obligations, other than long term monitoring and maintenance at the Castle Mountain Property located in California.  It will update the cost estimates for any outstanding work and for changes to environmental laws and regulatory requirements.  There is a risk that actual costs may exceed Quest’s current cost estimate and that its restricted cash may be insufficient to complete the required remaining obligations.

Liabilities Associated with Historical Mineral Properties

Previously, Quest activities included the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies.  Although Quest has divested itself of all of its former mineral properties, except for the Castle Mountain property which it holds indirectly, there is a risk that the Company may be exposed to liabilities in the future in connection with its former ownership of these properties.

DIVIDENDS

Dividends

Concurrent with its conversion to a MIC, Quest’s dividend policy is to dividend out substantially all of its taxable income to our shareholders, whereas other financial institutions generally pay out only a portion of their taxable income to their shareholders.  As a MIC, Quest can deduct dividends paid to shareholders during the year (and within 90 days thereafter) from its income for Canadian income tax purposes.  Such dividends are taxable in the shareholders’ hands as interest.  Further, a MIC can pay certain capital gains dividends which are taxed as capital gains in the shareholders’ hands. Quest intend to continue to declare dividends on a quarterly basis. For 2008, Quest intends to pay dividends in such amounts that it will not have negligible 2008 taxable income after utilization of all available non-capital losses and other deductions carried forward from 2007.

On May 9, 2007, the Company’s Board of directors approved an increase in the quarterly dividend payment to $0.025 per share.  During the last three financial years, the Company has declared cash dividends per share as noted below:

Dividend per share	Record Date	Payment Date
$0.03	December 19, 2005	January 4, 2006
$0.03	June 21, 2006	July 6, 2006
$0.02	November 15, 2006	November 30, 2006
$0.02	March 16, 2007	March 27, 2007
$0.025	June 15, 2007	June 26, 2007
$0.025	September 14, 2007	September 26, 2007
$0.025	December 14, 2007	December 27, 2007

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

As of the date hereof, the authorized capital of Quest consists of the following:

(a)	an unlimited number of Common Shares without par value;

(b)	an unlimited number of First Preferred Shares without par value; and

(c)	an unlimited number of Second Preferred Shares without par value of which 146,789,711 Common Shares are issued and outstanding.  Currently, there are no First Preferred Shares or Second Preferred Shares issued or outstanding.

Holders of Common Shares are entitled to one vote per share at any annual or special meeting of the shareholders of the Company. Holders of Common Shares shall be entitled to receive dividends, if, as and when declared by the Board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the Board of directors may, from time to time, determine. In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to Common Shares, be entitled to participate in any distribution of the assets of the Company.

The First Preferred Shares and Second Preferred Shares may be issued in one or more series.  The directors of the Company may by resolution before the issue of any series alter the Company's Articles of Continuance to fix the number of preferred shares in a series and create, attach and define special rights such as the payment of dividends and rights of redemption, conversion and retraction.  Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings.  Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company.  Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and common shares.  Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the common shares.  In order to maintain its status as a MIC, the Company may be restricted from issuing any First Preferred Shares and Second Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

Quest’s Common Shares are traded on the TSX under the symbol “QC”, and on AMEX and the AIM under the symbol “QCC”.

During the Company’s last completed financial year, the monthly price range and volume of trading of its Common Shares on the TSX was as follows:

Common Shares

Month	High (Cdn$)	Low (Cdn$)	Monthly Volume
2007
January	3.50	2.95	13,091,900
February	3.45	3.09	8,282,500
March	3.35	3.10	5,153,200
April	3.20	3.04	6,258,700
May	3.25	3.06	9,053,900
June	3.24	2.95	4,723,900
July	3.04	1.88	9,490,300
August	2.36	2.11	8,644,900
September	2.78	2.50	3,953,700
October	2.84	2.49	2,926,600
November	2.83	2.32	6,924,500
December	2.89	2.25	9,608,000

DIRECTORS AND OFFICERS

Name, Occupation, Residence and Security Holdings

The following table sets forth all current directors as of the date of this AIF.

Name, Province & Country of Residence and Position	Director Since	Principal Occupation for the Past Five Years
Robert G. Atkinson(2)(4) British Columbia, Canada Director	Since 2003	Vice-Chairman of Spur Ventures Inc. since 1996. Previously, Co-Vice Chairman of Quest Investment Corporation from 2002 to 2003; President and CEO of Bradstone Equity Partners, Inc. from 1997 to 2002.
Brian E. Bayley British Columbia, Canada Chief Executive Officer and Co-Chair	Since 2003
Chief Executive Officer of Quest since 2003 and Co-Chair of Quest since 2007.  Previously, President of Quest from 2003 to 2007; Chief Executive Officer of Quest Investment Corporation from 2002 to 2003.

W. David Black(1)(2)(3)(4) British Columbia, Canada Director	Since 1984	Retired; Partner of DuMoulin Black LLP from 1968 to 2003.
Robert (Bob) Buchan Ontario, Canada Director	Since 2005
Executive Chairman of Allied Nevada Gold Corp. since 2007.  Previously, Executive Chairman of Quest from 2005 to 2007; President and Chief Executive Officer of Kinross Gold Corporation from 1993 to 2005.

Stephen Coffey Ontario, Canada President and Director	Since 2008	President of Quest since 2008. Formerly Senior Vice President and Chief Financial Officer of Equitable Group Inc. and its wholly-owned subsidiary The Equitable Trust Company from 2001 to 2007.
Daniel Goodman(3) Ontario, Canada Director	Since 2003	President and Chief Executive Officer of GFI Investment Counsel Ltd. since 2007. Previously, Director Private Client Group Portfolio Manager, Dundee Securities Corporation from 2001 to 2007.
Michael Hannesson(1)(4) British Columbia, Canada Director	Since 2004	President and Director of Eurobel Capital Partners Corp., a private company, since 2000.
Dale Peniuk(1)(3) British Columbia, Canada Director	Since 2007	Self-employed consultant since 2006; formerly Assurance Partner of KPMG LLP from 1996 to 2006.
A. Murray Sinclair British Columbia, Canada Co-Chair	Since 2002	Co-Chair of Quest since 2008. Previously, Managing Director of Quest from 2002 to 2007; President of Quest Investment Corporation from 2002 to 2003.
Walter Traub(2)(4) Ontario, Canada Director	Since 2007	Partner with the law firm of Goldman, Sloan, Nash and Haber LLP since 2007. Previously, a partner with the law firm Traub Moldaver from 1977 to 2007.

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Credit Committee.

The following table sets forth all current executive officers as of the date of this AIF.

Name, Province & Country of Residence and Position	Principal Occupation for the Past Five Years
Kenneth Gordon British Columbia, Canada Chief Operating Officer	Chief Operating Officer of Quest since 2007. Previously, President of Trez Capital Corp. in 2006; Vice President of MCAP (Caisse de depot et placement du Quebec) from 2001 to 2006.
Narinder Nagra British Columbia, Canada Chief Financial Officer
Chief Financial Officer of Quest since 2007 and Treasurer of Quest in 2006.  Previously, Controller of Canico Resource Corp from 2003 to 2006; Consultant to Quest Investment Corporation from 2002 to 2003.

Derek Wasson British Columbia, Canada Senior Vice President	Senior Vice-President of Quest since 2005 and a Consultant to Quest from 2004 to 2005. Previously, self-employed mortgage broker from 2002 to 2004.
Michael Atkinson British Columbia, Canada Vice President	Vice-President of Quest since 2005 and Director of Business Development of Quest from 2003 to 2005. Previously, Vice President of Quest Investment Corporation from 2002 to 2003.
Jeff Beaucage Alberta, Canada Vice President	Vice-President of Quest since 2007. Previously, independent consultant from 2003 to 2007; Manager, South Alberta with Canada Life Mortgage Services Ltd from 1995 to 2003.
May Moss British Columbia, Canada Vice President	Vice-President of Quest since 2007. Previously, Manager of Mortgage Administration at Industrial Alliance Pacific Insurance and Financial Services from 1982 to 2007.
Sandra Lee British Columbia, Canada Corporate Secretary	Corporate Secretary of Quest since 2003. Previously, Corporate Secretary of Quest Investment Corporation from 2002 to 2003.

Each of Quest’s directors is elected by the Quest’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed.  All of Quest's current directors, except Dale Peniuk, Walter Traub and Stephen Coffey, were elected at Quest’s last annual general and special meeting held on April 30, 2007.  Mr. Peniuk and Mr. Traub joined Quest’s board in May 2007 and Mr. Coffey joined in January 2008.

Based on information provided by such persons, as at December 31, 2007, the directors and executive officers of Quest, as a group, beneficially own, directly or indirectly, an aggregate of approximately 7,067,273 Common Shares of Quest, representing 4.6% of Quest’s issued and outstanding Common Shares.  In addition, the directors and executive officers of Quest, as a group, hold stock options for the purchase of an aggregate of 7,973,000 Common Shares of Quest, which options are exercisable at between $1.95 and $3.21 per share and expire between November 20, 2008 and January 1, 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as otherwise disclosed, none of the directors or executive officers of the Company or, to its knowledge, any shareholders holding sufficient shares to materially affect the control of the Company is, at the date of this AIF, or was within 10 years before the date of this AIF, a director, executive officer or financial officer of any company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the paragraph above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

PetroFalcon Corporation

Mr. Bayley is (and has been since November 28, 2001) a director of PetroFalcon Corporation and Mr. Sinclair was a director of such Corporation (from February 2, 2000 to June 4, 2003 and the President and CEO thereof from July 2, 2002 until June 4, 2003).  On February 27, 2002, the British Columbia Securities Commission (“BCSC”) issued an order regarding a private placement of PetroFalcon Corporation to Quest Ventures Ltd., a private company in which Brian E. Bayley and A. Murray Sinclair were directors.  The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon Corporation until a shareholders meeting of PetroFalcon Corporation was held.  In addition, the BCSC removed the applicability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. The approval of shareholders was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both PetroFalcon Corporation and Quest Ventures Ltd. shortly thereafter.

Esperanza Silver Corporation

Mr. Bayley is (and has been since December 14, 1999) a director of Esperanza Silver Corp.  In early 2003, the directors and officers of Esperanza Silver Corp. became aware that it was subject to outstanding cease trading orders in each of Alberta (issued by the Alberta Securities Commission on September 17, 1998) and Québec (issued by the l'Autorité des marchés financiers (“AMF”) on August 12, 1997) arising from its previous failure to comply with the financial statement filing requirements of the above securities commissions. The historical financial statements and filing fees were subsequently filed. The AMF order was rescinded on May 16, 2003 and the Alberta Securities Commission order was rescinded on August 1, 2003.

American Natural Energy Corporation

Mr. Bayley is (and has been since June 1, 2001) a director of American Natural Energy Corp.  In June 2003 each of the AMF, the BCSC and the Manitoba Securities Commission (“MSC”) issued a cease trade order for failure to comply with the financial statement filing requirements of the above securities commissions.  The historical financial statements and filing fees were subsequently filed. The orders of each of the AMF, the BCSC and the MSC were rescinded in August, 2003. In July and August, 2007, American Natural Energy  Corp. was issued cease trade orders by the BCSC, the Ontario Securities Commission (“OSC”) and the AMF for failing to file financial statements and MD&A within the prescribed times.  These cease trade orders have not been rescinded and are currently outstanding.

Katanga Mining Limited

On February 25, 2002, Balloch Resources Ltd. (now named Katanga Mining Limited), of which Mr. Sinclair is (and has been since May 1, 1998) a director, was issued a cease trade order from the BCSC for failure to file financial statements within the prescribed time and pay the filing fees.  Balloch Resources Ltd. subsequently since filed the financial statements and paid the filing fees as required by BCSC.  On October 21, 2003, the BCSC cease trade order was rescinded.

Kinross Gold Corp.

Mr. Buchan was a director of Kinross Gold Corp. (“Kinross”) when on April 1, 2005, the OSC issued a cease trade order against officials, officers and insiders of Kinross in respect of the shares of Kinross for 15 days because Kinross had failed to file its annual financial statements.  On April 14, 2005, the OSC extended the order that all trading by directors, officers and insiders cease until two full business days following the receipt by the OSC of all filings Kinross was required to make under the Ontario securities laws, or further orders of the OSC.  On February 22, 2006, the OSC revoked the cease trade order.

Personal Penalties and Sanctions

None of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company have been subject to:

1.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Bankruptcies

None of directors or executive officers of the Company, or a shareholder holding a sufficient number of securities of your company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Conflicts of Interest

Certain officers and directors of the Company are officers and directors of, or are associated with, other public and private companies. Such associations may give rise to conflicts of interest with the Company from time to time. The CBCA requires, among other things, the officers and directors to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

LEGAL PROCEEDINGS

Legal Proceedings

Quest is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated, except as follows:

(a)
On March 22, 2002, Quest Investment Corporation, a predecessor corporation, and other parties were named as defendants in an action in the Supreme Court of British Columbia in which 542202 B.C. Ltd., a private company controlled by Tomoson Kusumoto, is the plaintiff.  The plaintiff claims a balance due for consulting services allegedly provided by 542202 B.C. Ltd. in 1996 and 1998 and also seeks a declaration for the sale of certain shares alleged to have been pledged by 403401 B.C. Ltd., a private company controlled by Robert G. Atkinson, to 542202 B.C. Ltd as security for the claimed sums.  Quest, as successor to Quest Investment Corporation, intends to fully defend this claim.  No new developments occurred on this matter in 2007.

(b)
On May 5, 2003, Quest filed a counterclaim, in respect to the above matter, in the Supreme Court of British Columbia against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest).  The outcome of the counterclaim is uncertain.  No new developments occurred on this matter in 2007.

(c)	From time to time, Quest enters into enforcement proceedings with respect to recovering amounts that have been loaned by Quest to borrowers and have not been repaid.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

Except as otherwise disclosed in the Company’s annual audited consolidated financial statements and MD&A, no director or executive officer of Quest, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Quest’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Quest.

TRANSFER AGENT AND REGISTRAR
Transfer Agents and Registrars

Quest’s registrar is Computershare Investor Services Inc. of Vancouver, British Columbia and its transfer agent is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Material Contracts

In January 2008, the Company entered into a secured revolving debt facility for up to $88 million with the Bank of Nova Scotia and two other major Canadian chartered banks.  The facility is secured by the Company’s loan portfolio.

Other than this debt facility and contracts entered into in the ordinary course of business, the Company has no other outstanding material contracts.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description
PricewaterhouseCoopers, LLP	Independent auditors’ report dated March 14, 2008 in respect of Quest’s financial statements for the years ended December 31, 2007, 2006 and 2005.

Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 14,, 2008 in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Audit Committee Information

Audit Committee Charter

A copy of the charter of the audit committee is attached at Schedule “B” hereto.

Composition of the Audit Committee

The audit committee consists of three directors.  The following table sets out their names and whether they are ‘independent’ and ‘financially literate’ for the purposes of Multilateral Instrument 52-110 (“MI 52-110”):

Name of Member	Independent(1)	Financially Literate(2)
Michael Hannesson	Yes	Yes
W. David Black	Yes	Yes
Dale Peniuk	Yes	Yes

(1)
To be considered to be independent, a member of the audit committee must not have any direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member’s independent judgement.

(2)
To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Relevant Education and Experience

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by Quest to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised in Quest’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting;

is as follows:

Name of Member	Education	Experience
Michael Hannesson	BComm, 1968; CA, 1972	35 years financial experience.
W. David Black	BA, 1963; LLB, 1966	Retired partner at DuMoulin Black LLP (a law firm); Partner of DuMoulin Black LLP from 1968 to December 2003.
Dale Peniuk	BComm, 1982; CA, 1986	Corporate director and self-employed consultant since 2006; former assurance partner of KPMG LLP from 1996 to 2006.

Reliance on Certain Exemptions

Since the commencement of its most recently completed financial year, Quest has not relied on any of the following exemptions from MI 52-110:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services);

(b)	the exemption in section 3.2 (Initial Public Offerings);

(c)	the exemption in subsection 3.3(2) (Controlled Companies);

(d)	the exemption in section 3.4 (Events Outside Control of Member);

(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member);

(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);

(g)	the exemption in section 3.8 (Acquisition of Financial Literacy); or

(h)	an exemption from the Instrument, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

Since the commencement of Quest’s most recently completed financial year, there has not been a recommendation of the audit committee to nominate or compensate an external auditor which was not adopted by Quest’s board of directors.

Pre-Approval Policies and Procedures

The audit committee has established policies and procedures that are intended to control the services provided by the auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the audit committee or the services are included within a category which has been pre-approved by the audit committee.  The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved.  Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

The audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Quest’s auditors (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable U.S. Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditors.

External Auditor Service Fees

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007	$237,125	$133,087	$498,049	$nil
December 31, 2006	$175,349	$9,143	$49,279	$78,452

Audit Fees

Audit fees are the aggregate fees billed by the independent auditor for the audit of the consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees".

Tax Fees

Tax fees are fees for professional services rendered by the independent auditor for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees include amounts for services other than the audit fees, audit-related fees and tax fees described above. All other fees incurred in 2006 primarily relate to prospectus work and to translation services in respect of Quest’s financial documents.

Additional Information

Additional information relating to Quest may be found on SEDAR at www.sedar.com and on Quest’s website at www.questcapcorp.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Quest’s securities and securities authorized for issuance under equity compensation plans is contained in Quest’s Management Proxy Circular for its most recent annual meeting of shareholders. Additional financial information is provided in Quest’s financial statements and MD&A for its most recently completed financial year, all of which are filed on SEDAR.

SCHEDULE “A”
Corporate Organizational Chart

Quest Capital Corp. – Corporate Structure

Quest Capital Corp.
(Canada)
100%
QC Services Inc.
(British Columbia)
100%
Viceroy Capital Corp.
(Nova Scotia)
100%
Viceroy Gold Corporation
(Delaware)
75%
Castle Mountain
(California)

SCHEDULE “B”

Approved by Audit Committee
March 13, 2008 and Board March 14, 2008
QUEST CAPITAL CORP. AUDIT COMMITTEE CHARTER
MEMBERSHIP

(a)
The Audit Committee (the "Committee") of the Board of Directors (the “Board”) of Quest Capital Corp. (the “Company”) shall be comprised of no fewer than three directors (“Members”, and each a “Member”), as appointed by the Board. The Committee shall appoint its own chair (the “Chair”).  In the event of an equality of votes, the Chair shall not have a second casting vote.

(b)
Each Member shall satisfy the independence, financial literacy and/or other membership requirements for audit committee members under applicable securities laws, rules, regulations and stock exchange requirements.

(c)	At least one Member shall satisfy the definition of an “Audit Committee financial expert” as defined in Item 16A of Form 20-F, or such other definition that may be applicable to the Company.
(d)	Each Member shall be a member of the Board.
(e)
Each Member shall serve at the pleasure of the Board for such term as the Board may decide, or until such Member is no longer a director of the Company. The Board may fill vacancies on the Committee. If and whenever a vacancy shall exist on the Committee, the remaining Members may exercise all of the powers of the Committee, so long as a quorum remains.

(f)	No Member shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

MEETINGS

(a)
The Committee shall meet in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during such meeting as often as it determines necessary to fulfill its duties, but not less frequently than four times per year on at least a quarterly basis.

(b)	A quorum of the Committee shall be comprised of a majority of the Members.
(c)
Meetings of the Committee to review and approve financial statements should be attended by representatives of the Company’s principal external auditor (the “Auditor”), and may be attended by the Chief Financial Officer (“CFO”) and others if, as, and when deemed appropriate by the Committee.

(d)	The Committee shall meet privately with such other persons, whenever the Committee deems it appropriate.
(e)	The Chair shall be responsible for calling the meetings of the Committee, establishing the meeting agenda with input from management and supervising the conduct of the meetings.

PURPOSE

The Committee shall assist the Board in fulfilling their applicable roles by:

(a)	Overseeing the work of the Auditor, including the resolution of any disagreements between the Auditor and management.
(b)	Reviewing and approving any proposed hiring of any current or former partner or employee of the current and former external auditor of the Company or its subsidiaries.
(c)
Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters.

(d)
Reviewing and approving the annual and interim consolidated financial statements, the related Management’s Discussion and Analysis (“MD&A”), and other financial information provided by the Company to any regulatory authority, stock exchange or the public before such information is disclosed publicly.

(e)
Satisfying itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information, extracted or derived from its financial statements, other than as described in (d) above, including periodically assessing the adequacy of such procedures.

ADDITIONAL ROLES

In addition to the matters described under “Purposes”, the Committee shall:

(a)	Review and recommend to the Corporate Governance Committee changes to this Charter, as considered appropriate from time to time.
(b)
Review the public disclosure regarding the Committee required by Multilateral Instrument 52-110 – Audit Committees and any other applicable securities laws, rules, regulations and stock exchange requirements.

(c)	Record minutes of its meetings and make them available to the Board if requested.

RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(a)	Recommend to the Board the nomination and compensation of the Auditor.
(b)	Review the compensation and other fees to be paid to the Auditor.
(c)	Review the performance of the Auditor and any proposed discharge of the Auditor when circumstances warrant.
(d)	Communicate directly with the internal audit function and the Auditor, and arrange for the Auditor to report directly to the Committee, and the full Board as needed.
(e)
Monitor the relationship between management and the Auditor including reviewing any management letters or other reports of the Auditor and discussing any material differences of opinion between management and the Auditor.

(f)	Review and discuss, on an annual basis, with the Auditor all significant relationships they have with the Company, its management or employees to determine their independence.

PRE APPROVAL OF NON-AUDIT SERVICES

The Committee shall be responsible for pre-approving all non-audit services (or delegating such pre-approval, if and to the extent permitted by law) to be provided to the Company or its subsidiary entities (“subsidiaries”) by the Auditor.

RESOURCES OF THE COMMITTEE

(a)
The Committee has the authority: (i) to retain independent legal counsel and other advisors as it determines necessary to carry out its duties; and (ii) to set and pay the compensation for any advisors employed by the Committee.

(b)
The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any consultants and to any other advisors employed by the Committee, provided however that such funding shall not exceed $25,000 annually without the prior approval of the Board.

(c)
The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of: (i) compensation to the Auditor for the purpose or preparing or issuing an audit report or performing other audit, review or attest services for the Company, and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

INTERNAL CONTROLS

The Committee shall:

(a)
Review with the Chief Executive Officer (“CEO”) and the CFO on an annual basis the Company’s disclosure controls and procedures and internal controls over financial reporting, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

(b)	Discuss with the CEO and CFO all elements of the certification of financial results required under applicable securities laws.
(c)
Review disclosures made to the Committee by the Company’s CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(d)
Periodically consult with the Auditor and the internal audit function out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

FINANCIAL STATEMENT AND DISCLOSURE MATTERS

The Committee shall:

(a)	Regularly update the Board about Committee activities and ensure the Board is aware of matters which may significantly impact the financial condition, affairs or reporting of the Company.
(b)
Review and recommend approval by the Board of the Company's annual budgets, and annual and interim financial statements, including any certification, report, opinion or review rendered by the Auditor, and review related MD&A.

(c)	Review and approve any financial information of the Company or its subsidiaries contained in any press release of the Company before the Company publicly discloses this information.
(d)
Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than MD&A, annual and interim earnings and press releases) and periodically assess the adequacy of those procedures.

(e)	Review and discuss with management and the Auditor:
•	All accounting policies and practices to be used.
•
All material alternative disclosures and treatments of financial information within generally accepted accounting principles, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor.

•	Other material written communications between the Auditor and management, such as any management letter or schedule of unadjusted differences.
•
Significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	The effect of regulatory and accounting initiatives, as well as of off-balance sheet structures, on the Company’s financial statements.
(f)
Discuss with management the Company’s earnings press releases (including any use of “pro-forma” or “adjusted non-GAAP information”), and financial information otherwise to be disclosed publicly by the Company.

(g)
Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(h)
Discuss with the Auditor the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

OVERSIGHT OF THE COMPANY’S RELATIONSHIP WITH THE AUDITORS

The Committee shall:

(a)	At least annually, review a report from the Auditor describing:
•	The Auditor’s internal quality-control procedures.
•
Any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by any governmental or professional authority within the preceding five years respecting one or more independent audits carried out by the firm.

•	Any steps taken to deal with any such issues.
•	All relationships between the Auditor and the Company.
(b)	Evaluate the qualifications, performance and independence of the Auditor, including:
•	Seeking confirmation from the Auditor that it is:
-	a “participating audit firm” for the purposes of National Instrument 52-108 - Auditor Oversight; and
-	in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board or equivalent regulations in jurisdictions in which the Company carries on business.
•
Obtaining a formal written statement of the Auditor delineating all relationships between the Auditor and the Company, consistent with Independence Standards Board Standard No. 1 - Independence Discussions with Audit Committees;

•	Actively engaging in a dialogue with the Auditor with respect to disclosed relationships or services that may impact the objectivity and independence of the Auditor; and
•	Taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditor.
(c)
Consider whether the Auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the Auditor’s independence.  This review should also include an evaluation of the lead audit partner. The Committee shall present its conclusions with respect to the Auditor and lead audit partner to the Board.

(d)
Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(e)	As appropriate, seek to discuss with the national office of the Auditor issues on which it was consulted by the Company’s audit team and matters of audit quality and consistency.
(f)	Meet with the Auditor prior to the audit to discuss the planning and staffing of the audit.

OVERSIGHT OF TRADING POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Trading Policy, a copy of which is attached as Appendix “A” to this Charter.

OVERSIGHT OF PRIVACY POLICY

The Committee shall be responsible for the implementation and administration of the Company’s Privacy Policy, consisting of the Company’s Customer Privacy Policy and Employee Privacy Policy, copies of which are attached hereto as Appendix “B” and Appendix “C”, respectively.

COMPLIANCE OVERSIGHT RESPONSIBILITIES

The Committee shall:

(a)	Review the status of the Company’s compliance with applicable accounting, audit and financial reporting requirements.
(b)	Review major legislative and regulatory developments which could materially impact the Company.
(c)	Review management’s efforts to monitor compliance with the Company’s Code of Conduct.
(d)	Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

WHISTLE-BLOWING PROCEDURES

The Committee shall establish procedures for:

(a)	The engagement, at the Committee’s discretion, of a qualified and independent service provider through which complaints or allegations of misconduct may be processed on a confidential basis.
(b)	The receipt, retention and treatment of complaints received by the Company regarding compliance with the Company’s Code of Conduct, accounting, internal accounting controls or auditing matters.
(c)
The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or other matters pertaining to the proper and lawful conduct of the Company’s business.

COMPENSATION

No Member may receive any compensation from the Company other than the fees that they receive for services as members of the Board or any Committee thereof and except as permitted by the rules of the American Stock Exchange.

ANNUAL PERFORMANCE EVALUATION

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its Members, including reviewing the compliance of the Committee with this Charter.

LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations.

In contributing to the Committee's discharge of its duties under this Charter, each Member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or shall be construed as imposing on any Member a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are otherwise subject.

The Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Company's securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Company or any other liability whatsoever.

PUBLIC DISCLOSURE

This Charter shall be made available on the Company’s web-site at www.questcapcorp.com and to any shareholder who otherwise requests a copy.

Approved by Audit Committee March 13, 2008 and Board March 14, 2008 APPENDIX “A” TO AUDIT COMMITTEE CHARTER QUEST CAPITAL CORP TRADING POLICY

1.           GENERAL

The shares of Quest Capital Corp. (“Quest” or the “Company”) are listed on  the Toronto Stock Exchange (the “TSX”), the American Stock Exchange (the “AMEX”) and the AIM Market of the London Stock Exchange plc (“AIM”).  As such, purchases and sales of securities in Quest are regulated by the rules under Canadian, United States (under the Securities Exchange Act of 1934 (the “Exchange Act”)) and United Kingdom securities legislation (which includes the Criminal Justice Act 1993 (UK) and the Financial Services and Markets Act 2000 (UK)) and the rules and policies of the TSX, the AMEX and AIM.

Violations of insider trading and tipping laws carry severe consequences both for the Company and the individuals involved. Compliance with this Policy is a condition of office or employment with the Company and its subsidiaries. A violation of this Policy may be grounds for discipline, up to and including immediate dismissal. The violation of this Policy may also violate Canadian, United States and United Kingdom securities laws. If it appears that a director, officer, consultant or employee may have violated such securities laws, Quest may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Under Canadian securities laws, persons who trade securities while in possession of material non-public information (as defined in this Policy below) may face liability as further described in this Policy.  Under United States securities laws, persons who trade securities while in the possession of material non-public information may face liability under the Exchange Act.  Under the policies of the AMEX, insiders of Quest are prohibited from trading on the basis of information which is not known to the investing public.  Further, insiders should refrain from trading, even after material information has been released to the press and other media, for a period sufficient to permit thorough public dissemination and evaluation of the information.  Under the laws of the United Kingdom, it is illegal for anyone to purchase or sell or otherwise deal in securities of any public company with knowledge of material information or unpublished price-sensitive information (being information which relates to particular securities or to a particular issuer rather than securities or issuers in general, which is specific or precise, which has not been made public within the meaning of section 58 of the Criminal Justice Act 1993 (UK) and, if it were made public, would be likely to have a significant effect on the price or value of the securities) relating to the securities of such company that has not been publicly disclosed or published through the prescribed channels.

2.           APPLICATION

This Policy applies to and outlines the obligations of all persons as may be determined from time to time bound under Canadian, United States and United Kingdom securities legislation including the following persons (irrespective of the size of his, her or its holding or interest) (collectively, the “Designated Persons”):

(a)	all directors (including any person who acts as a director whether or not formally appointed) and officers of the Company or its subsidiaries;

(b)
all employees of the Company and its subsidiaries and other persons who, because of their employment with the Company or any of its subsidiaries, may have possession of or access to material non-public information concerning the Company;

(c)	the spouse and each child under 18 years of age of the persons contemplated in (a) and (b) above; or

(d)
any trust in which the persons contemplated in (a), (b) and (c) above are trustees or beneficiaries and any company over which such persons have control or more than 20% of such company’s equity or voting rights in a general meeting of shareholders (excluding any employee share or pension scheme where such persons are beneficiaries rather than trustees).

To reduce potential exposure for liability under applicable securities laws, Designated Persons are required to comply with the general disclosure restrictions set out below and more specifically, must not trade in Quest's securities during the "Blackout Periods" described in this Policy.

All Designated Persons should assume that all information about Quest is confidential unless told otherwise. Under Canadian securities laws, all material information concerning Quest, favourable or otherwise, is required to be released to the public as soon as it is known to Quest.  Under the policies of the AMEX, Quest is required to make immediate public disclosure of all material information concerning its affairs, except in unusual circumstances.  Disclosure cannot be made to select outside parties before broad public disclosure is made.  Material non-public information is not considered to have been publicly disclosed until at least one trading day has elapsed after the information has been released to the public through appropriate channels.  Under the AIM Rules for Companies, the existence of Unpublished Price Sensitive Information (as defined in Exhibit A to this Policy) will require Quest to notify the AIM market without delay of any new developments which are not public knowledge concerning any changes in:  Quest’s financial condition; Quest’s sphere of activity; Quest’s performance; or Quest’s expected performance which if made public would be likely to lead to a substantial movement in any securities of Quest which have been admitted to trading on AIM or any securities that are convertible into such securities (“AIM Securities”).

3.           MATERIAL NON-PUBLIC INFORMATION

It is not possible to define all categories of material information.  However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

The following are non-exhaustive examples of material non-public information:
•	material changes in the Company’s financial condition or financial performance, including a significant increase or decrease in near-term earnings prospects;
•	significant litigation or developments in existing litigation;
•	significant regulatory development or changes in legislation governing the Company’s services and/or products;
•
capital reorganisations, mergers or amalgamations, takeover bids or issuer bids, significant acquisitions or dispositions of assets, property or joint venture interests, including news of a pending significant merger, acquisition or divestiture, joint venture;

•	events relating to Quest’s securities, including stock splits, share consolidations, stock dividends, stock repurchases and other changes in capital structure;
•	changes in dividend policy and declarations or omissions of dividends;
•	the borrowing or lending of a significant amount of funds or any mortgaging or encumbering in any way of Quest’s assets, including bank credit facilities or other financing transactions;
•	public and private offerings of debt/equity;
•	changes in senior management;
•	expansion into new markets or material changes in the Company’s sphere of activity;
•	material changes in prior public statements or news releases;
•	significant developments in budgets or long-term plans, including a significant change in capital investment plans or corporate objectives; and
•
any other development relating to the business and affairs of the Company that would reasonably be expected to significantly affect the market price or value of any of the Company's securities or that would reasonably be expected to have a significant influence on a reasonable investor's investment decisions.

Both positive or negative information may be material.

3.           TRADING IN SECURITIES OF THE COMPANY

 (a)           Rules Against Insider Trading and Tipping

A Designated Person or person in a "special relationship" (as defined below) with Quest shall not trade in securities of the Company if such person possesses material non-public information about Quest, during any period commencing with the date that he or she possesses material non-public information on the Company and ending at the close of business one trading day after the public disclosure of that information.  “Trading day” shall mean a day on which the TSX, AMEX or AIM is open for trading.

A "trade" (as used in this Policy) includes a purchase or sale of securities, an offer or solicitation to purchase or sell securities or an exercise of an option, warrant or other convertible security.

Under the applicable rules of AIM, the following are also trades/dealings in securities of the Company that would be covered by this Policy:
•
the grant to, or acceptance by, a Designated Person of any option relating to the securities or of any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any of the securities;

•	trades between Designated Persons;
•	off-market trades;
•	transfers for no consideration by Designated Persons;
•	issuances of securities from treasury and cancellation of securities from treasury;
•	the trading of a derivative or similar type security of the Company by a Designated Person; and
•	any other change whatsoever in the holding of AIM securities (including options, warrants and convertible securities).

In addition, a Designated Person or person in a “special relationship” with Quest may not disclose ("tip"), material non-public information to any other person (including family members), including where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in securities of the Company.

 There is a “necessary course of business” defence that may be available in certain circumstances in connection with the disclosure of material non-public information.  However, persons in possession of material non-public information must always obtain the approval of senior management or the board of directors of the Company (the “Board”) before disclosing any material non-public information to any person.

(b)           Definition of "Special Relationship"

The "special relationship" definition is broad. Persons in a “special relationship” include, but are not limited to: (i) Designated Persons; (ii) insiders as defined under securities legislation; (iii) persons engaging in professional or business activities for or on behalf of the Company; and (iv) anyone (a "tippee") who learns of material information from someone that the tippee knows or should know is a person in a special relationship with the Company.

 (c)           Rule As It Applies To Other Entities

Where Quest is involved in an undisclosed material transaction with another entity, each Designated Person is considered to be in a special relationship with such other entity and, therefore, cannot trade in securities of such other entity where material non-public information about such other entity was obtained as a result of such Designated Person’s service as a director, officer or employee of Quest or as a consultant or provider of services to Quest.

4.           SPECIFIC TRADING PROHIBITIONS

(a)           Blackout Periods

To ensure that material information of the Company is broadly disseminated to the investment community, the Company has established certain Blackout Periods (defined below) during which Designated Persons may not trade in the securities of Quest.

A “Blackout Period” means:

(i)           the period beginning two months immediately preceding the date of publication of Quest’s annual results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from Quest’s financial year end of 31 December to the end of the business day after the date of publication of the annual results);

(ii)           the period beginning one month immediately preceding the date of publication of Quest’s quarterly results and ending at the end of the business day one trading day after such publication (or, if shorter, the period beginning from the end of the relevant financial period – 31 March, 30 June or 30 September – to the end of the business day after the date of publication of the quarterly results);

(iii)           for any other news release or publication, other than financial results, the 24 hour period immediately following the time of release or publication;

(iv)           any other period when Quest or any Designated Person is in possession of material non-public information concerning Quest that is not generally known to the public or at any time it has become reasonably probable that such information will be required by the rules of the TSX, AMEX or AIM or applicable securities legislation to be notified or to be disclosed to the market; and

(v)           any other time and for any length of time as determined by the Company’s Disclosure Committee.

(c)           Exceptions to the Blackout Period Trading Restrictions

(i)           Hardship Exception

Quest recognises that on rare occasions, circumstances may arise when the prohibition on trading during a Blackout Period will result in severe personal hardship due to an unforeseen or unexpected personal situation.  In such circumstances, the Chief Executive Officer or Chief Financial Officer are permitted, in their discretion, to make exceptions to permit selling (but not purchasing) by a Designated Person during a Blackout Period, provided that the Designated Person has provided particulars of the circumstances giving rise to the hardship and has certified in writing no later than two business days prior to the proposed trade that he or she is not in possession of material non-public information.  In addition, the pre-approval of the London Stock Exchange and any relevant Canadian [and United States?] securities authority will be required. Quest’s Chief Financial Officer should be contacted in the first instance if a Designated Person is aware that a situation of this nature has arisen or is reasonably expected to arise.

(ii)           Binding Commitment Exception

Subject to the pre-clearance of trades in accordance with this Policy and to applicable securities laws, Blackout Periods may not apply when a Designated Person has entered into a “binding commitment” prior to the Company being in such a Blackout Period where it was not reasonably foreseeable at the time such “binding commitment” was made that a Blackout Period was likely. Examples of “binding commitments” include without limitation automatic securities purchase plans, dividend reinvestment plans and automatic pre-arranged sales plans structured and disclosed in compliance with applicable securities laws.

5.           PRE-CLEARANCE OF TRADES

While the onus of complying with all insider trading, insider reporting and filing requirements remains with each individual, subject to this Policy, in order to avoid inadvertent trading during a Blackout Period, all Designated Persons who wish to trade in Quest’s securities must contact Quest’s Corporate Secretary to obtain trading clearance at least two business days prior to any intended trade. The Chief Financial Officer (or, in the case of any clearance requested by the Chief Financial Officer, the Chief Executive Officer), who is responsible for giving the trading clearance, may, in his/her discretion, decide not to give any reasons for refusing to grant clearance to deal and his/her decision will be final.  A written record will be maintained by Quest of the receipt of any advice provided to any Designated Person regarding this Policy and of any clearance given.  The Designated Person will also be entitled to receive from Quest written confirmation that such advice and clearance has been given.

6.           CONTINUOUS DISCLOSURE OBLIGATIONS

(a)           Notification under the AIM rules

Under the rules of AIM, the Company must issue to the best of its knowledge a notification without delay to a Regulatory Information Service (a service approved by The London Stock Exchange for the distribution to the public of AIM announcements and included within the list maintained on the London Stock Exchange’s website, www.londonstockexchange.com) for distribution to the public of any trades by:

(i)           its directors; or

(ii)           shareholders holding three per cent or more of any class of AIM security (“significant shareholders”) where such trade results in the increase or decrease of such holding (above three per cent) through any single percentage.

Accordingly, directors and significant shareholders must disclose to the Chief Financial Officer all information that Quest needs for this purpose under the AIM Rules without delay following the date of each trade.  The prescribed information is set out in Exhibit A to this Policy.

 (b)           Insider Trading Reporting

For purposes of this section, an “insider” of Quest means:

(i)                      a director or officer of Quest;

(ii)                      a director or officer of a company that is itself an insider or subsidiary of Quest (a subsidiary being an issuer in which Quest owns sufficient voting securities to elect a majority of directors of the issuer); or

(iii)                      any person or company that beneficially owns, directly or indirectly, voting securities of Quest, or that exercises control or direction over voting securities of Quest, or a combination of both, carrying more than 10 per cent of the voting rights attached to all voting securities of Quest.

It is the personal obligation of each director, officer and other insider to file insider reports following any trade or other change in holdings of securities of Quest (including without limitation, the exercise of any options or transfer of securities into or out of an individual's RRSP account) in accordance with applicable Canadian securities laws. The Canadian securities regulatory authorities have implemented the System for Electronic Disclosure by Insiders (“SEDI”).  SEDI facilitates the filing and public dissemination of “insider reports” in electronic format through the Internet.  The Company assists certain directors and officers with filing procedures by providing administrative support. This administrative support does not relieve individuals of their personal responsibility to file insider reports in a timely and accurate fashion. Currently, insider reports must be filed within 10 days after a change in direct or indirect beneficial ownership of, or control or direction over, Quest securities.

Failure of insiders to comply with the prescribed time limits for declaring their control or a change in their control over the securities of Quest, or their failure to provide complete information, constitutes a violation under Canadian securities laws and may result in liability and the penalties described in this Policy.

7.           LIABILITY AND PENALTIES

Severe penalties under  Canadian, United States and United Kingdom securities laws apply to Designated Persons who trade in securities of Quest using material information about Quest that has not been publicly disclosed or who "tip" persons who may use such information for the purpose of trading.

A Designated Person who is convicted of contravening the Canadian securities laws in this regard is liable for a fine of not less than the profit made or loss avoided by such person by reason of contravention, and not more than the greater of (i) a fine of up to Cdn$5 million and (ii) triple any profit made.  In addition, such person may be liable to imprisonment for a term of not more than two years.

Parties who breach securities laws may furthermore be liable in any civil action taken against themselves or against Quest as a result of, or consequence of, the breach. Any Designated Person may be required to compensate any and all persons for their losses resulting from their sale or purchase of securities of Quest on the basis of the illegal trading or tipping activities of such person.

Finally, regulators may seek other relief, including without limitation an injunction against future violations and prohibitions against an individual acting as a director or officer or participating in the securities markets.

As such, each Designated Person who violates the prohibitions against insider trading, or knows of such violation by any other persons, must report the violation immediately to the Chief Executive Officer or Chief Financial Officer of Quest.

8.           MODIFICATIONS AND WAIVERS

Quest reserves the right to amend or modify the policies and procedures set forth herein at any time.  Waiver of the provision of these policies and procedures in a specific instance may be authorized in writing only by the Chief Executive Officer or Chief Financial Officer (or his/her designee).

9.           INQUIRIES

If a Designated Person has any question as to any of the matters discussed herein, in particular as to whether any proposed action will be within the scope of “trading” as used within the policy or falls within a Blackout Period, he or she should not hesitate to ask for advice and should not act until he or she has received an answer.  Requests for advice should be directed to the Chief Financial Officer.

While this Policy may not cover all situations, a good rule to follow at all times is:  CAREFULLY AVOID ANY TRADING OR DISCLOSURE (TIPPING) WHICH MIGHT BE, OR APPEAR TO BE, UNFAIR TO PUBLIC INVESTORS.

EXHIBIT A

A.  Information Required to be Notified by the Company relating to Directors/Significant Shareholders under AIM Rules

1.	Identity of the director or significant shareholder.

2.	Date on which the disclosure was made to Quest by the director/significant shareholder.

3.	Date on which the deal/relevant change to the holding was effected.

4.	Price, amount and class of the AIM securities concerned.

5.	Nature of the transaction.

6.	Nature and extent of the director’s or significant shareholder’s interest in the transaction.

7.
If the trade/deal takes place when it is in any Blackout Period, the date upon which any previous binding commitment was notified to a Regulatory Information Service or the date upon which the London Stock Exchange granted permission to trade/deal in order to mitigate severe personal hardship (see under “Hardship Exception” in the Policy).

8.
If the notification concerns any financial product whose value in whole or in part is determined directly/indirectly by reference to the price of the AIM securities (including a contract for difference or a fixed odds bet), the detailed nature of the exposure.

B.  Definition of Unpublished Price Sensitive Information

Means any “unpublished price-sensitive information” which relates to the AIM Securities that:

(a)	is specific or precise;

(b)	has not been made public within the meaning of section 58 of the Criminal Justice Act (UK) 1933; and

(c)	if it were made public would be likely to have a significant effect on the price or value of any AIM Securities,

and, without prejudice to the generality of the above, it should be considered that any  unpublished information regarding transactions required to be notified to a Regulatory Information Service in accordance with the AIM Rules and unpublished information of the kind referred to in the paragraphs of the AIM Rules set out below is price-sensitive:  (i) AIM Rule 11 (general obligations of disclosure);  (ii) AIM Rules 12, 13, 14 and 15 (substantial transactions, related party transactions, reverse takeovers and disposal resulting in fundamental change of business); (iii) AIM Rule 17 (disclosure of miscellaneous information); and (iv) AIM Rule 18 and 19 (half-yearly reports and annual accounts).

Approved by Audit Committee
March 13, 2008 and Board March 14, 2008

APPENDIX "B" TO AUDIT COMMITTEE CHARTER

Quest Capital Corp.

CUSTOMER PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

Quest is committed to maintaining the security, confidentiality and privacy of your personal information.  This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy legislation.

SCOPE OF POLICY

This Policy addresses personal information about identifiable individuals and does not apply to information collected, used or disclosed with respect to corporate or commercial entities.

This Policy does not impose any limits on our collection, use or disclosure of the following information:

•	information that is aggregated or otherwise made anonymous; and

•	your business contact information.

ACCOUNTABILITY

Quest is accountable and responsible for personal information under its control.  Quest has designated a Privacy Officer who is responsible for Quest’s compliance with this Policy.  The contact details for Quest’s Privacy Officer are set out at the end of this Policy.

PURPOSES FOR COLLECTION

Quest collects your personal information for the purposes described in this privacy policy and as otherwise may be identified to you at the time of collection.  Generally, we only collect your personal information in connection with the extension and administration of the products and services you obtain from us and in connection with our relationship with you.

SOURCE OF YOUR INFORMATION

Most of your personal information will be collected directly from you through the various contracts and other documents you complete and through discussions with our representatives.  Some of your information may be collected from other sources such as credit bureaus, financial institutions, employers, landlords, and government sources.

PERSONAL INFORMATION WE COLLECT

The personal information we collect about you will depend on the nature of the services and/or products that you receive from us.  Generally the following types of personal information will be collected: your name, address, birthdate, employment information and relevant financial information.

We will not collect personal information indiscriminately and will limit our collection of your personal information to what is reasonably necessary to provide a product or service either directly or indirectly and which is reasonably necessary for the purposes outlined in this Policy or for purposes which you may otherwise consent to.  We may also collect information as authorized by law.

HOW WE MAY USE YOUR PERSONAL INFORMATION

Quest and its representatives may collect and use your personal information for the following purposes:

•	authenticating your identity;

•	determining whether to grant financing to you or your company,

•	assessing your credit-worthiness (including through credit and reference checks);

•	providing and administering requested products and services;

•	processing and collecting payments and debts owed to us;

•	administering and enforcing guarantors’ obligations to us;

•	initiating and prosecuting litigation to enforce security or other obligations in connection with loans and other transactions;

•	defending against any claims or litigation;

•	protecting Quest, you and others from fraud and error;

•	reporting to credit bureaus or other financial institutions;

•	providing credit references to other financial institutions; and

•	as otherwise permitted or required by law.

If we want to use your personal information for a new purpose, we will obtain your consent to do so.

HOW WE MAY DISCLOSE YOUR PERSONAL INFORMATION

Quest and its representatives may disclose your personal information for the following purposes:

•
since our products and accounts are assignable, to the extent your personal information is needed in connection with any products and accounts that are assigned, (for example in the case of an acquisition or merger, loan syndication, securitization or sale of mortgages, the provision of security for a credit facility or the change of a supplier) your personal information will be transferred to the assignee;

•
if insurance coverage is obtained in connection with the products and services you receive from Quest, your personal information will be transferred to the applicable insurance companies in connection with such coverage;

•
if you have indicated your consent to us, Quest may use your social insurance number as an aid to identify you with credit bureaus and other financial institutions for credit history file matching purposes;

•
your personal information may be transferred to our service providers who assist with the provision, administration and management of the services and products we offer.  We require all of our service providers to adhere to applicable laws;

•	Your credit history information may be disclosed from time to time to other lenders or credit reporting agencies in order to support the credit process; and

•	Your information may be disclosed to government departments and agencies, regulatory bodies, financial institutions, legal advisors and other third parties as permitted or required by law.

If we want to disclose your personal information for a new purpose, we will obtain your consent.

CONSENT

We will obtain your consent to collect, use or disclose personal information except where we are authorized or required by law to do so without consent.  For example, we may collect, use or disclose personal information without your knowledge or consent where:

•	the information is publicly available, and such collection, use or disclosure is permitted by statute or regulation;

•	we are obtaining legal advice; or

•	we reasonably expect that obtaining consent would compromise an investigation or proceeding.

Your consent can be express, implied or given through an authorized representative such as a lawyer, agent or broker.  It can also be given verbally, in writing, electronically, through inaction (e.g. if we notify you that we want to collect, use or disclose your personal information for various purposes and you do not object) or otherwise.  This Privacy Policy forms part of our account agreement with you.  By executing our account agreement you consent to our collection, use and disclosure of your personal information as contemplated in this Privacy Policy.

You may withdraw consent at any time (subject to legal, contractual and other restrictions) if you give reasonable notice in writing to us.  After we have received such notice, we will inform you of the likely consequences of withdrawing consent, which may include our inability to provide certain services to you or to continue our relationship with you.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

We will only use and disclose your personal information for the purposes described in this Policy, for any other purpose you have consented to or for other purposes which are authorized or required by law.

We will keep personal information used to make a decision affecting you for at least one year after using it to make the decision.

We will destroy, erase or make anonymous documents or other records containing personal information as soon as it is reasonable to assume that:  (a) the original purpose is no longer being served by retention of the information, and (b) retention is no longer necessary for legal or business purposes.

We will take due care when destroying personal information to prevent unauthorized access to the information.

ACCURACY

We will make a reasonable effort to keep personal information we are using or disclosing accurate and complete.  In most cases, we will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, we will amend the information as required.  If appropriate, we will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, we will annotate the personal information under our control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

Quest protects the personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

Quest will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in providing products and services to you.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by us.

Upon written request and authentication of your identity, we will provide you with your personal information under our control, information about the ways in which your personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

We will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, we may not be able to provide access to certain personal information.  This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm our competitive position.  We may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, Quest will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

Upon your request, we will provide information regarding our complaint procedures.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Sandra Lee
Phone: (604) 689-1428
Facsimile: (604) 681-4692
E-mail: slee@quest-mail.com

Approved by Audit Committee
March 13, 2008 and Board March 14, 2008

APPENDIX “C” TO AUDIT COMMITTEE CHARTER

Quest Capital Corp.

EMPLOYEE PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

Quest is committed to maintaining the security, confidentiality and privacy of your personal information.  This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy laws.

SCOPE OF POLICY

This Policy does not impose any limits on the collection, use or disclosure of the following information by Quest:

•	your business contact information; or

•	work product information.

ACCOUNTABILITY

Quest is accountable and responsible for personal information under its control.  Quest has designated a Privacy Officer who is responsible for Quest’s compliance with this Policy.  The contact details for Quest’s Privacy Officer are set out at the end of this Policy.

PERSONAL INFORMATION WE COLLECT

Quest collects various personal information from employees and potential employees, such as their:

•	name, home contact information, marital status, date of birth, SIN (for tax purposes), and information about spouses and dependents (for benefits purposes);

•	contact and medical information which might be required in emergencies;

•	hiring information, which may include your application for employment, resume, covering letter, letters of reference, interview notes, and reference checks;

•	salary, authorized deductions, expense reports and other payroll information;

•	hours worked, vacation time and sick time;

•	benefits information, including pension and benefits enrolment forms, insurance coverage and claims and pension plan beneficiary information;

•	your employment status and history with Quest, including positions held, evaluations and performance reviews (if any), disciplinary records and promotions/demotions;

•	information about education, training and courses completed or attended;

•	identification (including photograph) and security information such as access card issuance and use;

•	information relating to employee adherence to policies and to other security and internal control matters (e.g. dealing with public companies and confidential information); and

•	information about work-related accidents and/or illnesses, and medical conditions or disabilities that require special equipment or other accommodation.

LIMITS ON COLLECTING PERSONAL INFORMATION

Quest will not collect personal information indiscriminately and will limit its collection of your personal information to what is reasonably necessary to establish, maintain or terminate your employment relationship with us.  Quest may also collect personal information as authorized by law.

HOW WE MAY USE YOUR EMPLOYEE PERSONAL INFORMATION

Quest uses this employee personal information to establish, manage or terminate your employment relationship with Quest and for other purposes authorized or required by law.  For example, Quest may use your employee personal information in the following ways:

•	to contact you or your family in an emergency;

•	for hiring purposes such as verifying your references and background, employment history, education etc.;

•	for general employment administration purposes such as administering your employment, salary and benefits, performance reviews, vacations, sick days, promotions, expense claims, etc.;

•	to monitor and assess employee use of Quest’s communications equipment, computers, electronic mail and the Internet;

•	to determine, administer and document training, educational, regulatory and licensing requirements;

•	to review and motivate performance results;

•	for security purposes such as issuing access cards and providing you with proper identification for Quest premises;

•	as may be reasonably required to protect customers, Quest and other employees from theft, fraud and similar risks; and

•	to defend against any claims or litigation.

HOW WE MAY DISCLOSE YOUR EMPLOYEE PERSONAL INFORMATION

Quest may disclose personal information to third parties in the process of establishing, managing or terminating your employee relationship with Quest.  For example, Quest may disclose your personal information to the following types of third parties:

•	benefits providers (e.g. pension and insurance providers);

•	Canada Revenue Agency for income tax purposes;

•	payroll and data processing suppliers and other service providers;

•	the Workers’ Compensation Board with respect to claims;

•	the applicable provincial medical services or health insurance plan; and

•	parties requesting an employment reference (only basic information provided unless you have authorized a full reference).

We require all of our service providers to adhere to applicable laws.  Some of our service providers may maintain personal information outside of Canada.  In such circumstances your employee personal information will continue to be safeguarded against unauthorized access, use and disclosure but will be subject to local laws within the applicable jurisdiction.

In addition to the foregoing, Quest may disclose your personal information with your consent or for other purposes authorized or required by law.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

Your employee personal information will only be used or disclosed for the purposes set out above and as authorized by law.

If personal information about an employee is used to make a decision affecting that or another employee, the personal information will be retained for at least one year following the decision.

Quest will destroy, erase or make anonymous documents or other records containing employee personal information as soon as it is reasonable to assume that the original purpose is no longer being served by retention of the information and retention is no longer necessary for legal or business purposes.

Quest will take due care when destroying employee personal information to prevent unauthorized access to such information.

ACCURACY

Quest will make a reasonable effort to keep employee personal information it is using or disclosing accurate and complete.  In most cases, Quest will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, Quest will amend the information as required.  If appropriate, Quest will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, Quest will annotate the personal information under its control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

Quest protects employee personal information in its custody or control by implementing physical, organization and technological safeguards to protect against unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

Quest will utilize contractual or other reasonable means, to require a comparable level of personal information protection from our suppliers, agents and others who assist in the administration of your employment and benefits.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by Quest.

Upon written request and authentication of your identity, Quest will provide you with your employee personal information under our control, information about the ways in which your employee personal information is being used and a description of the individuals and organizations to whom such information has been disclosed.

Quest will make personal information available within 30 days or provide written notice where additional time is required to fulfill the request.

In some situations, Quest may not be able to provide access to certain personal information.  This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm the competitive position of Quest.  Quest may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, Quest will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS, INQUIRIES OR QUESTIONS

Quest will, on request, provide information regarding its complaint response procedure.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Sandra Lee
Phone: (604) 689-1428
Facsimile: (604) 681-4692
E-mail: slee@quest-mail.com

SCHEDULE “C”

Corporate Governance Committee March 12, 2008
  and Board March 14, 2008

QUEST CAPITAL CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the "Code") embodies the commitment of Quest Capital Corp. (the “Company”) and its subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (collectively “Personnel” or “Person”) are expected to adhere to the principles and procedures set forth in this Code

This Code is intended to deter wrongdoing and promote the following six objectives:

•	Honest and ethical conduct;

•	Avoidance of conflicts of interest;

•	Full, fair, accurate, timely and transparent disclosure;

•	Compliance with applicable government and stock exchange laws, rules and regulations;

•	Prompt internal reporting of Code violations; and

•	Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who knows or believes that any other Person has engaged or is engaging in Company-related conduct that violates applicable law or this Code has the responsibility promptly to report such information to the Chair of the Audit Committee of the Board of Directors (the “Audit Committee”) as set out below.

If you are not comfortable reporting directly to the Chair of the Audit Committee, you may report suspected violations anonymously through our Whistleblower Hotline provided by ConfidenceLine at www.quest-eweb.com.  Acting through our Audit Committee and our Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

If you have any questions or concerns about compliance with this Code or you are unsure of what the “right thing” is to do, you are encouraged to speak with your supervisor, manager or other appropriate person within the Company.

Accounting/Auditing Complaints:  You can submit any complaints concerning accounting or auditing issues on an anonymous basis to our Audit Committee through the Whistleblower Hotline.  For direct access to the Company’s Audit Committee, please address your auditing and accounting related issues or complaints to:

  Dale Peniuk

   Quest Capital Corp.
           550 Burrard Street, Suite 1028
                                   Vancouver, B.C.  V6C 2B5
                  Telephone:          604-687-8378
           Fax:                      604-681-4692
           Email:                   dpeniuk@shaw.ca

Third parties may submit complaints concerning accounting or auditing issues directly to the Audit Committee using the above contact information.

All complaints will be considered by the Chair of the Audit Committee and forwarded to one or more appropriate individuals, inside or outside of the Company, for their review. The status of all outstanding concerns addressed to the Chair of the Audit Committee will be reported to the Audit Committee periodically. The members of the Audit Committee may direct specialized support in respect of each such complaint, including the retention of outside advisors or counsel, as may be required, with payment by the Company, for any concern addressed to them.

Failure to comply with the standards outlined in this Code may result in disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, discharge and restitution. Certain violations of this Code may require the Company to refer the matter to the appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any supervisor who directs or approves of any conduct in violation of this Code, or who has knowledge of such conduct and does not immediately report it, also will be subject to disciplinary action, up to and including discharge.

WHISTLEBLOWER PROTECTION

No adverse action or retribution of any kind (including discharge, demotion, suspension, threats or harassment) will be taken by the Company against any Person because he or she reports in good faith a suspected violation of this Code or other irregularity by any person other than the reporting Person.  Any Personnel involved in retaliation in contravention of this policy will be subject to disciplinary action by the Company.

PERSONAL CONFLICTS OF INTEREST

A "personal conflict of interest" occurs when a Person's individual interest interferes with the best interests of the Company. A conflict of interest exists where the interests or benefits of a Person conflict with such Person’s ability to act in the best interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived in writing by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including, but not limited to, loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage.  Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee.

Except as permitted by applicable law, the Company shall not, directly or indirectly, including through any subsidiary, extend or maintain credit, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer.

The Company complies with the Canada Business Corporations Act, which requires, among other things, the officers and directors of the Company to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the applicable regulatory agencies, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

PROPRIETARY AND CONFIDENTIAL INFORMATION

All Personnel are required to maintain the confidentiality of our proprietary information and those aspects of our business that we have not yet shared with shareholders and the general public.  Personnel should take all reasonable measures to protect the confidentiality of non-public information about the Company obtained or created in connection with work activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation. You must use proprietary information only for the Company’s legitimate business purposes, and not for your personal benefit or the personal benefit of anyone else.

Proprietary and confidential information is any information about the Company that has not been disclosed to the public and includes, without limitation, information regarding:

•	Lending practices and policies and the terms and conditions of loans made by the Company;

•	Actual or projected sales, earnings or operating results or business transactions;

•	Customer and supplier lists, relationships with consultants, contracts, business plans and marketing strategies; and

•	Personnel.

It is the responsibility of all Personnel to know what is confidential or proprietary and ensure that they use it only in the performance of their duties with the Company. If unsure, consider any information to be confidential until you obtain clarification from an appropriate and authorized source.

All Personnel must also treat what they learn about our customers, joint venture partners and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with care for the Company to merit the continued confidence of such persons. Confidential information to such third parties is information each of them would reasonably consider private, which is not common knowledge outside of that entity and which a Person has learned as a result of his or her position with the Company.

PROTECTION AND PROPER USE OF COMPANY ASSETS

Personnel are entrusted with the care, management and cost-effective use of the Company’s property and should not make use of such resources for their own personal benefit or purposes or for the personal benefit of anyone else.

Personnel are responsible for ensuring that all Company property assigned to them for their use is maintained in good condition and each Person should be able to account for any such property. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

ACCEPTING OR GIVING GIFTS

Personnel must avoid activities or relationships that conflict with the Company’s interests or adversely affect the Company’s reputation. The types of activities and relationships you must avoid include, but are not limited to:

•	Accepting or soliciting a gift, favour, or service that is intended to, or might appear to, influence decision-making or professional conduct; and

•
Giving or offering to give any gift, gratuity, favour, entertainment, reward, “bribe” or “kickback” or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers.

Personnel may give or receive unsolicited gifts or entertainment only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient’s judgment or conduct.

FAIR DEALING

Personnel should endeavour to deal fairly with the Company’s customers, suppliers, competitors and other employees. No one should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations, including all applicable stock exchange rules and securities regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records.

COMPLIANCE, AMENDMENT, MODIFICATION AND WAIVER

It is the role of the Board to seek to monitor compliance with this Code.  This Code may be amended or modified by the Board. Waivers from this Code may only be granted by the Board or a committee of the Board with specific delegated authority and will generally only be granted in appropriate circumstances upon full review and consideration of a request for a waiver, on a case-by-case basis. All matters of concern, including requests for waivers, shall be communicated to the Chief Executive Officer.  The terms of this Code are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, securityholders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.